First Community Corporation

5455 Sunset Blvd.

Lexington, South Carolina 29072

September 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Re:	First Community Corporation

Registration Statement on Form S-4

File No. 333-290152

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 10:00 a.m., Eastern Time, on Wednesday, September 24, 2025, or as soon as practicable thereafter.

Please contact our counsel, Brittany M. McIntosh of Nelson Mullins Riley & Scarborough LLP, by email at brittany.mcintosh@nelsonmullins.com or by phone at (864) 373-2326, with any questions you may have concerning this letter, or if you require any additional information. Please notify Ms. McIntosh when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

/s/ D. Shawn Jordan

D. Shawn Jordan

Chief Financial Officer